Mail Stop 03-09
Via Facsimile and U.S. Mail

	April 29, 2005


Mr. John F. Steel IV
Chairman and Chief Executive Officer
MicroIslet, Inc.
6370 Nancy Ridge Drive, Suite 112
San Diego, California 92121

RE:	MicroIslet, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Filed March 30, 2005
            File No. 0-27035

Dear Mr. Steele:

              We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so that we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

Financial Statements

Note 4. License Agreement, page F-12

1. Provide us your justification for not disclosing all the collaborations described on pages 3 and 4 in the notes to the financial statements.

Note 6. Merger of MicroIslet and Wholly Owned Subsidiary of ALD, page
F-13

2. We note that under the Private Offering completed on April 24, 2002, MicroIslet of Delaware was obligated to issue additional shares to these investors if at a future point in time it sold any securities for less than $6.00 per share. As disclosed in Note 7, you sold 9.8 million shares at $1.30 per share in March 2004. Please explain to us and disclose how your obligations under the Private Offering in 2002 were affected by this financing in 2004.

Note 7. Related Parties/Issuance of Warrants, page F-14

3. We understand that you accounted for warrants issued in settlement of legal claims made by certain parties as warrants issued for services rendered in connection with the private placement. Please refer us to the technical guidance upon which you based your accounting for these transactions.

*  *  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant at (202) 942-
2851
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 942-1803.
							Sincerely,




Jim B. Rosenberg				Senior Assistant Chief
Accountant
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Mr. John F. Steel IV
MicroIslet, Inc.
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